Exhibit 99.2

ITW Conference Call

Fourth Quarter

2004

ITW
Agenda

1. Introduction……………………..John Brooklier

2. Financial Overview……………...Jon Kinney

3. Manufacturing Segments……… John Brooklier

4. Forecast 2005…………………..…Jon Kinney

5. Q & A………………...…………Kinney/Brooklier

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and base business and future tax rate expectations for full year 2005 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food service and retail, or commercial real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community or Australia, (3) the unfavorable impact of foreign currency fluctuations and prices of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings.

Conference Call Playback

Replay number: 402-530-7662

No pass code necessary

Telephone replay available through midnight of
February 10, 2005

Webcast / PowerPoint replay available at itw.com
website

ITW
Quarterly Highlights

	2003 Q4	2004 Q4	F(U) Last Year Amount	%
Operating Revenues	2,626.0	3,051.6	425.6	16.2%
Operating Income	431.7	535.2	103.5	24.0%
% of Revenues	16.4%	17.5%	1.1%	
Income From Continuing Operations				
Income Amount	286.9	359.2	72.3	25.2%
Income Per Share-Diluted	0.93	1.21	0.28	30.1%
Average Invested Capital	6,875.6	7,780.3	(904.7)	-13.2%
Return on Average Invested Capital	17.3%	19.2%	1.9%	
Free Operating Cash Flow	425.7	326.4	(99.3)	-23.3%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	8.2%	20.2%	1.8%
Nonvolume-related	-	-2.2%	-0.3%
Total	8.2%	18.0%	1.5%
Acquisitions / Divestitures	4.3%	1.7%	-0.4%
Translation	3.9%	4.1%	-
Impairment	-	-	-
Restructuring	-	-1.0%	-0.2%
Leasing & Investments	0.2%	1.2%	0.1%
Other Revenue	-0.4%	-	0.1%
Total	16.2%	24.0%	1.1%

ITW
Leasing & Investments

	2003 Q4	2004 Q4	F(U) Last Year Amount	%
Operating Revenues	27.9	33.3	5.4	19.4%
Operating Income	22.7	27.9	5.2	22.9%
Operating Margins	81.3%	83.7%	2.4%	

ITW
Non Operating & Taxes

	2003 Q4	2004 Q4	F(U) Last Year Amount	%
Operating Income	431.7	535.2	103.5	24.0%
Interest Expense	(18.0)	(15.8)	2.2	
Other Income(expense)	3.5	(5.5)	(9.0)	
Income From Continuing Operations-P/T	417.2	513.9	96.7	23.2%
Income Taxes	130.3	154.7	(24.4)	
% to Pre Tax Income	31.2%	30.1%	1.1%	
Income From Continuing Operations-A/T	286.9	359.2	72.3	25.2%

ITW
Invested Capital

	12/31/03	9/30/04	12/31/04
Trade Receivables	1,721.2	1,983.6	2,054.6
Days Sales Outstanding	59.0	60.2	60.6
Inventories	992.0	1,142.5	1,281.2
Months on Hand	1.7	1.8	1.9
Other Current Assets	385.5	360.1	319.0
Accounts Payable & Accruals	(1,432.8)	(1,910.1)	(1,647.4)
Operating Working Capital	1,665.9	1,576.1	2,007.4
% to Revenue(Prior 4 Qtrs.)	17%	14%	17%
Net Plant & Equipment	1,728.6	1,807.9	1,876.9
Investments, net of L&I Debt	633.4	820.9	833.5
Goodwill	2,511.3	2,686.8	2,753.1
Other, net	428.1	663.0	534.9
Invested Capital	6,967.3	7,554.7	8,005.8

ITW
Debt & Equity

	12/31/03	9/30/04	12/31/04
Total Capital			
Short Term Debt	56.1	97.1	203.5
Long Term Debt	920.4	924.0	921.1
Total Debt	976.5	1,021.1	1,124.6
Stockholders' Equity	7,874.3	7,543.3	7,627.6
Total Capital	8,850.8	8,564.4	8,752.2
Less:			
Leasing & Investments Debt	(199.0)	(79.4)	(79.0)
Cash	(1,684.5)	(930.3)	(667.4)
Net Debt & Equity	6,967.3	7,554.7	8,005.8
Debt to Total Capital	11%	12%	13%

ITW
Cash Flow

	2003 Q4	2004 Q4
Net Income	283.3	358.1
Adjust for Non-Cash Items	263.1	276.7
Changes in Operating Assets & Liabilities	(66.2)	(251.8)
Net Cash From Operating Activities	480.2	383.0
Additions to Plant & Equipment	(75.3)	(84.7)
Proceeds from investments	20.8	28.1
Free Operating Cash Flow	425.7	326.4
Stock Repurchase	-	(527.7)
Acquisitions	(55.6)	(148.9)
Investments	(25.4)	(28.8)
Dividends	(73.8)	(83.0)
Debt	(34.2)	100.6
Other	74.9	98.5
Net Cash Increase/(Decrease)	311.6	(262.9)

ITW
Return on Average Invested Capital

	2003 Q4	2004 Q4	F(U) Prior Yr.
Current Quarter			
Operating Income after taxes	296.9	374.1	77.2
Operating Margins	11.3%	12.3%	1.0%
Average Invested Capital	6,875.6	7,780.3	(904.7)
Capital Turnover	1.53	1.57	0.04
Return on Average Invested Capital	17.3%	19.2%	1.9%

	2003 Q4	2004 Q4	F(U) Prior Yr.
Year to Date			
Operating Income after taxes	1,078.1	1,377.9	299.8
Operating Margins	10.7%	11.7%	1.0%
Average Invested Capital	6,685.3	7,465.2	(779.9)
Capital Turnover	1.50	1.57	0.07
Return on Average Invested Capital	16.1%	18.5%	2.4%

ITW
Acquisitions

	2003				**2004**			
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Annual Revenues Acquired	49	35	231	32	247	168	78	131
Purchase Price								
Cash Paid	44	30	74	56	184	193	62	149
Stock Issued	-	-	-	-	2	-	-	-
Total	44	30	74	56	186	193	62	149
Number of Acquisitions								
North America								
Engineered Products	1	-	3	3	2	1	1	1
Specialty Systems	-	2	1	1	-	1	1	1
International								
Engineered Products	-	1	2	1	5	2	-	1
Specialty Systems	7	3	3	-	3	4	1	-
Total	8	6	9	5	10	8	3	3

Key Economic Data

- December '04 ISM: 58.6% same as in Q3 '04; new order index of 67.4% in December '04

- US Industrial Production (ex. Tech.): +4.1% in December '04 compared to +5.7% in August '04

- Euro-Zone Purchasing Managers' Index: 51.4% in December '04 versus 53.9% in August '04

- Euro-Zone Industrial Production: +0.4% in December '04 versus +2.2% in August '04; Germany and U.K. indexes both slightly negative in December '04

ITW
Engineered Products - North America

	2003 Q4	2004 Q4	F(U) Last Year Amount	%
Operating Revenues	748.6	818.4	69.8	9.3%
Operating Income	114.2	126.8	12.6	11.0%
Operating Margins	15.3%	15.5%	0.2%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	**Operating Income**	**Operating Margins**
Base Business			
Operating Leverage	5.3%	14.5%	1.3%
Nonvolume-related	-	-1.9%	-0.3%
Total	5.3%	12.6%	1.0%
Acquisitions / Divestitures	3.7%	1.0%	-0.4%
Translation	0.3%	0.2%	-
Impairment	-	-	-
Restructuring	-	-2.8%	-0.4%
Total	9.3%	11.0%	0.2%

Engineered Products - North America
Key Points

- **Total construction: +7% for Q4 '04**

- **ITW construction (Paslode/Buildex/Ramset/ITW Brands) base revenues: +8% for Q4 '04; new housing and renovation markets +5% to +8%; commercial +5%**

- **Wilsonart base revenues: +6%; basic laminate and flooring products add to growth**

Engineered Products - North America
Key Points

- Auto base revenues: -4% for Q4 '04

- Big 3 build rates: -6% for Q4 '04
  - GM: -10%
  - Ford: -12%
  - Chrysler: +11%
  - Transplants: +9%

- Big 3 inventories: 78 days at 12-31-04
  - GM: 77 days
  - Ford: 79 days
  - Chrysler: 80 days
  - Transplants: 49 days

- ITW build estimates for 2005:
  - Q1: -7%
  - FY: flat

- Industrial: base revenues +11% for Q4 '04
  - Top performers: Minigrip/ZipPak, fluid products, industrial plastics

ITW
Engineered Products - International

	2003	**2004**	**F(U) Last Year**	
	Q4	**Q4**	**Amount**	**%**
Operating Revenues	535.9	684.2	148.3	27.7%
Operating Income	86.5	108.8	22.3	25.8%
Operating Margins	16.1%	15.9%	-0.2%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	4.3%	10.6%	1.0%
Nonvolume-related	-	-	-
Total	4.3%	10.6%	1.0%
Acquisitions / Divestitures	14.0%	8.4%	-0.8%
Translation	9.4%	10.6%	0.2%
Impairment	-	-	-
Restructuring	-	-3.8%	-0.6%
Total	27.7%	25.8%	-0.2%

Engineered Products - International
Key Points

- **Construction base revenues: +6% in Q4 '04**
  - **Europe: +5% growth (strength in UK, Belgium, Italy)**
  - **Austral-Asia: +3% (numerous businesses in Australia)**
  - **Wilsonart Intl.: +18% (good activity in U.K. and China)**
- **Automotive base revenues: +3% in Q4 '04**
  - **Builds: -3.5% in Q4 '04**
  - **BMW: +15.6%; Ford: -2%; Daimler/Chrysler -2.8%; GM -11.4%; Fiat -15.5% in Q4 '04**
  - **ITW forecasting FY '05 builds: +2%**
- **Industrial base revenues: +2% in Q4 '04**
  - **Top performers: fluid products and polymers**

ITW
Specialty Systems - North America

	2003 Q4	2004 Q4	F(U) Last Year Amount	%
Operating Revenues	870.3	972.2	101.9	11.7%
Operating Income	140.8	183.3	42.5	30.2%
Operating Margins	16.2%	18.8%	2.6%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	10.9%	27.7%	2.4%
Nonvolume-related	-	0.6%	0.1%
Total	10.9%	28.3%	2.5%
Acquisitions / Divestitures	0.4%	-0.2%	-0.1%
Translation	0.4%	0.7%	0.0%
Impairment	-	-	-
Restructuring	-	1.4%	0.2%
Total	11.7%	30.2%	2.6%

Specialty Systems - North America
Key Points

- **Welding base revenues: 20+% in Q4 '04 due primarily to stronger equipment sales to construction and variety of other end markets; consumables and components units also grew sales**

- **Industrial packaging: Signode base revenue grew +15% in Q4 '04 ; consumables / machinery both showed improvement**

- **Food Equipment base revenues: +3% in Q4 '04; growth due to restaurant/institutional customers and parts/service**

ITW
Specialty Systems - International

	2003 Q4	2004 Q4	F(U) Last Year Amount	%
Operating Revenues	542.0	653.4	111.4	20.6%
Operating Income	67.5	88.4	20.9	31.0%
Operating Margins	12.4%	13.5%	1.1%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	10.8%	32.8%	2.5%
Nonvolume-related	-	-11.3%	-1.3%
Total	10.8%	21.5%	1.2%
Acquisitions / Divestitures	1.2%	-1.5%	-0.3%
Translation	8.6%	10.7%	0.2%
Impairment	-	-	-
Restructuring	-	0.3%	0.0%
Total	20.6%	31.0%	1.1%

Specialty Systems - International
Key Points

- **Signode base revenues strengthen in Q4 '04:**
  -Europe: +20%
  -Asia/Pacific: +20%

- **Food Equipment: base revenues +8% in Q4 '04; growth from all geographic regions**

- **Finishing: base revenue grew 13% in Q4 '04**

ITW
2005 Forecast

	Low	High	Mid Point
1st Quarter			
Base Revenues	5.1%	7.1%	6.1%
Income Per Share-Diluted	$1.01	$1.07	$1.04
%F(U) 2004	9%	15%	12%
Full Year			
Base Revenues	4.4%	6.4%	5.4%
Income Per Share-Diluted	$4.91	$5.11	$5.01
%F(U) 2004	12%	16%	14%

ITW 2005 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $600 to $800 million range.**

- **Restructuring cost of $30 to $50 million.**

- **Leasing & Investments income of $60 to $70 million, which is lower than 2004 by $60 to $70 million.**

- **Tax rate of 33% for the first quarter and the year.**

ITW Conference Call

Q & A

Fourth Quarter

2004